# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReShape Lifesciences Inc., CIK 0001427570
CUSIP: 76090R309
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, California (CA), 92673
Date of event which requires filing of this statement: 02/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001944053

## Reporting persons
- Leonite Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (6.1% of the class)
- Geller Avi: type of reporting person: individual (IN); citizenship or place of organization: New Jersey (NJ); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (6.1% of the class)

## Item 1. Issuer
Name of issuer: ReShape Lifesciences Inc.
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, CALIFORNIA, 92673

## Item 2. Person Filing
Name of person filing: This Schedule is being jointly filed by Leonite Fund I LP ("Leonite"), a Delaware limited partnership, and Avi Geller, an individual (each a "Reporting Person" and together, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 600 East Crescent Avenue, STE 104, Upper Saddle River, NJ 07458.
Citizenship:
Leonite is a Delaware limited liability company;
Mr. Geller is a citizen of the United States of America (state of New Jersey).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Leonite is the record owner of 200,000 shares of common stock of the Issuer. Mr. Geller is the chief investment officer of Leonite and has sole voting and dispositive power over the shares held by it. As a result, Mr. Geller may be deemed to be an indirect beneficial owner of the shares held directly by Leonite. Mr. Geller disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
Percent of class: The 200,000 shares of common stock represent approximately 6.05% of the Issuer's outstanding shares of common stock based on 3,305,087 shares of Common Stock outstanding (excluding the Common Stock underlying the Warrants) as of the completion of the offering referred to in the Issuer's prospectus filed with the Securities Exchange Commission on February 18, 2025.
Sole power to vote or to direct the vote: 200,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 200,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Leonite Fund I, LP: Avi Geller, Avi Geller, chief investment officer (02/24/2025)
- Geller Avi: Avi Geller, Avi Geller, an individual (02/24/2025)